Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

RECEIVED
2007 OCT -4 A 9:31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 2, 2007
Our ref. No. PI 158

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International (
Mail Stop 3-7
Washington, D.C. 2054(

07027097

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

·Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

10/4

Translation of report filed with the Tokyo Stock Exchange on October 2, 2007

Mitsubishi Corporation to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation has decided to dissolve and liquidate the following subsidiary.

1. Overview of Company to Be Dissolved

Company: MC Logistics Corporation
Address: 2-4, Iwamotocho 3-chome, Chiyoda-ku, Tokyo
Representative: Koichi Shimada
Business: Logistics
Established: February 14, 1941
Capital: 40 million yen
Shareholder: Metal One Structural Steel & Resource Corporation (100%)—wholly owned subsidiary of Metal One Corporation, which is 60% owned by Mitsubishi Corporation
Fiscal year-end: December

2. Reason for Dissolution and Liquidation

Due to integration into Metal One Structural Steel & Resource Corporation with the aim of efficiently managing inventory, processing and transportation functions.

3. Schedule

Completion of liquidation: end of October 2007

4. Impact on MC's Operating Results

The liquidation of this subsidiary will have only a negligible impact on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

END